UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Changes in Registrant’s Certifying Accountant

Departure of Independent Registered Public Accounting Firm

On May 6, 2024, Ernst & Young LLP (“EY”), the independent registered public accounting firm of Vision Marine Technologies Inc. (the “Company”), notified the Company that effective May 6, 2024 it will not stand for reappointment as the independent registered public accounting firm of the Company for the fiscal year ending August 31, 2024.

EY’s audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended August 31, 2023, and 2022 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Additionally, during the fiscal years ended August 31, 2023 and August 31, 2022, and for the subsequent interim periods ended November 30, 2023 and February 29, 2024, there were no (i) disagreements between the Company and EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to EY’s satisfaction, would have caused EY to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except that, in connection with the preparation of the Company’s consolidated financial statements as of August 31, 2023 and 2022, EY and management identified material weaknesses in the Company’s internal controls as described in the Company’s Annual Reports on Form 20-F for the years ended August 31, 2023 and 2022.

The Company provided EY with a copy of this disclosure before its filing with the United States Securities and Exchange Commission (the “SEC”). The Company has requested, and EY has furnished, a letter to the SEC stating whether it agrees with the above statements. A copy of that letter dated May 17, 2024 is filed as Exhibit 16.1. to this Form 6-K.

The Audit Committee of the Board of Directors of the Company is now engaged in interviewing and selecting a replacement independent accountant to perform the upcoming audit for the fiscal year ended August 31, 2024.

Other Events

The Company is obligated under the listing standards of the Canadian Securities Administrators to file a notice of the change of auditors with SEDAR which can be found at www.sedar.com.

General

The information contained in this Report on Form 6-K (excluding the exhibit) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Financial Statements and Exhibits.

(d) Exhibits.

The following documents are herewith filed or furnished as exhibits to this report:

Exhibit No.	Description
16.1	Letter of Ernst & Young LLP dated May 17, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: May 17, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer